EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends

	Year ended December 31
Dollars in millions	2003		2002		2001		2000		1999
Earnings
Income from continuing operations before taxes	$1,568		$1,821		$564		$1,848		$1,788
Fixed charges and preferred stock dividends excluding interest on deposits	347		433		782		1,062		1,009

Subtotal	1,915		2,254		1,346		2,910		2,797
Interest on deposits	457		659		1,229		1,653		1,369

Total	$2,372		$2,913		$2,575		$4,563		$4,166

Fixed charges
Interest on borrowed funds	$258		$315		$645		$914		$869
Interest component of rentals	59		58		53		50		44
Amortization of notes and debentures	1		1		1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts	28		58		63		67		65
Preferred stock dividend requirements	1		1		20		30		30

Subtotal	347		433		782		1,062		1,009
Interest on deposits	457		659		1,229		1,653		1,369

Total	$804		$1,092		$2,011		$2,715		$2,378

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	5.52	x	5.21	x	1.72	x	2.74	x	2.77	x
Including interest on deposits	2.95		2.67		1.28		1.68		1.75